UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2012	Commission File Number: 001-35393

PRETIUM RESOURCES INC.

(Name of registrant)

570 Granville Street, Suite 1600
Vancouver, British Columbia
Canada V6C 3P1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Enclosed:

Material Change Report

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (the “Company” or “Pretivm”) #1600 – 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change September 18, 2012
Item 3	News Release The news release dated September 18, 2012 was disseminated through Marketwire’s Canadian and U.S. timely Disclosure, plus United Kingdom, and filed on SEDAR on September 18, 2012.
Item 4	Summary of Material Change Pretivm reported that it has filed its “Brucejack Project Mineral Resources Update Technical Report”dated September 18, 2012 on SEDAR.
Item 5	Full Description of Material Change

5.1  Full Description of Material Change

Pretivm reports that it has filed on SEDAR “Brucejack Project Mineral Resources Update Technical Report” subsequent to its news release dated September 7, 2012 announcing the interim high-grade Mineral Resource estimate for its Brucejack Project.  The Technical Report, dated September 18, 2012, will also be available on Pretivm’s web site at www.pretivm.com under the Brucejack Project section.

5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 18th day of September, 2012

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2012	PRETIUM RESOURCES INC.
	By:	/s/ Joseph J. Ovsenek
		Name:	Joseph J. Ovsenek
		Title:	Vice President, Chief Development Officer